UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number        000-51890

CUSIP Number        359059102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Frontier Airlines Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

7001 Tower Road
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80249
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant will not be able to timely file its Annual Report on Form 10-K for the year ended March 31, 2008.  The reason for the registrant’s delay in filing the Annual Report on Form 10-K relates to the filing by the registrant and its subsidiaries of voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York on April 10, 2008 (Case Nos. 08-11298, 08-11297 and 08-11299).

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Matthew Henry	(720)	374-4200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FRONTIER AIRLINES HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 16, 2008	By	/s/ Matthew Henry
Matthew Henry
Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Part IV(3) Explanation

The registrant hereby incorporates by reference its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2008.  The registrant and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”) on April 10, 2008 (Case Nos. 08-11298, 08-11297 and 08-11299).  The registrant will continue to operate its business as a “debtor-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Court.

The registrant will report a net loss of approximately $59.4 million, or $1.62 loss per diluted common share, for its fiscal year ended March 31, 2008.  This compares to a net loss of $20.4 million, or $0.56 loss per diluted common share, for the year ended March 31, 2007.  The increased net loss is primarily attributable to the increase in fuel costs.  Mainline fuel cost per gallon during the fiscal year 2008 increased by 15% to $2.44 compared to $2.12 for the fiscal year ended March 31, 2007.

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements included in this notification of late filing that address activities, events or developments that we expect, believe, intend or anticipate will or may occur in the future, are forward-looking statements and are based on the registrant’s current plans, expectations, and estimates and management’s beliefs about the registrant’s future performance.  When used in this document, the words “estimate,” “anticipate,” “intend,” “project,” “believe” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated.  Some of these risks and uncertainties are discussed in the registrant’s periodic filings with the Securities and Exchange Commission, including without limitation, the registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007.  These risks include, but are not limited to:  the timing of and expense associated with, expansion and modification of the registrant’s operations in accordance with its business strategy or in response to competitive pressures or other factors; failure of the registrant’s new markets to perform as anticipated; the inability to achieve a level of revenue through fares sufficient to obtain profitability due to competition from other air carriers and excess capacity in the markets in which the registrant operates; general economic factors and behavior of the fare-paying public and its potential impact on the registrant’s liquidity; operational disruptions, including weather; industry consolidation; and the economic environment of the airline industry generally.  Other risks that the registrant faces include, but are not limited to: the ability of the registrant to continue as a going concern; the registrant’s ability to obtain court approval with respect to its motions in the Chapter 11 proceedings; the ability of the registrant and its subsidiaries to prosecute, develop and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; the registrant’s ability to maintain contracts and leases that are essential to its operations; risks associated with third party motions in the Chapter 11 proceedings, which may interfere with the registrant’s ability to develop and consummate one or more plans of reorganization; and the potential adverse effects of the Chapter 11 proceedings on the registrant’s liquidity or results of operations.  These risks and factors are not exclusive, and, unless required by law, the registrant undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this notification of late filing.